MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

April 7, 2014

VIA EDGAR AND E-MAIL

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:                                         Protective Life Insurance Company

Protective Variable Annuity Separate Account, File No. 811-8108

Protective Dimensions Variable Annuity, File No. 333-176657

Post-Effective Amendment No. 8 to the Registration Statement on Form N-4

Dear Ms. Vroman-Lee:

Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on February 14, 2014 (the “Amendment”).  On behalf of the Company and the Separate Account, this letter responds to comments on the Amendment conveyed telephonically by you to Elisabeth Bentzinger on March 21, 2014 and March 24, 2014.

The paragraphs below provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages for the filing marked to indicate the changes that we propose to make in response to the Staff’s comments.

1.                                      Comment:  What are the Purchase Payments? (page 8).  Please disclose what kind of notice the Company will provide to a contract owner if the Company imposes limitations or changes to purchase payment requirements.

Response:  The Company has added language to Page 8 of the Prospectus to disclose that the Company will provide at least five days prior written notice if the Company imposes limitations or changes to purchase payment requirements.

2.                                      Comment:  What are the Purchase Payments? (page 8).  The prospectus discloses a temporary limitation on purchase payments that will remain in effect until April 30, 2014.  Please update this disclosure as appropriate as the prospectus will be dated after this temporary limitation is set to expire.

Response:  The Company has revised the disclosure for this temporary limitation to eliminate the limitation.

3.                                      Comment:  Purchase Payments (page 23).  Please disclose how the Company will notify contract owners if the Company intends to impose limitations or changes to purchase payment requirements, and how much time will be provided prior to any such change.

Response:  Please see the response to Comment 1 above. The Company has added similar disclosure to Page 23.

4.                                      Comment:  Purchase Payments (page 23).  The Company discloses that it reserves the right to “limit the Investment Options to which [the owner] may direct Purchase Payments.”  Please explain supplementally where this reservation of right comes from.  Please note that this language was not in the May 1, 2013 prospectus.

Response:  The reservation of rights referenced above is a contractual provision of the Dimensions contract. Page 5 of the Dimensions contract states the following:

“When permitted by law, we may:….

3)  add new Sub-Accounts to, or remove existing Sub-Accounts from the Variable Account, or combine Sub-Accounts;

4)  make new Sub-Accounts or other Sub-Accounts available to such classes of the Contracts as we may determine;

5)  add new Funds, or remove existing Funds;

6)  substitute a different Fund for any existing Fund if shares of a Fund are no longer available for investment, or if we determine that investment in a Fund is no longer appropriate in light of the purposes of the Variable Account;

In addition, for owners who elect the SecurePay FX rider, the rider also reserves the right to limit Investment Options as follows:

While this rider is in force, your Contract allocation is restricted by the Allocation by Investment Category (“AIC”) guidelines . . . . The AIC guidelines divide the Investment Options into categories and specify the range of percentages that must be allocated to each category. Within each category, you select the Investment Options and amounts allocated to them, provided the total percentage in each category is not less than the minimum required, nor more than the maximum permitted . . . . We may change the AIC guidelines from time to time by notifying you in writing at the address contained in our records.

The Company notes that the additional language was added to clarify this existing contractual right to limit Investment Options under the Contract.

5.                                      Comment:  Purchase Payments (page 23).  The Company discloses that it may suspend, reject, or limit subsequent Purchase Payments at some point in the future.  Please explain supplementally whether this is imminent.

Response: The Company is lifting its current Purchase Payment restriction of a $250,000 maximum aggregate Purchase Payment effective May 1, 2014. No new Purchase Payment restrictions are imminent.

6.                                      Comment:  Changing Beneficiaries — Single Owner with Joint Life Coverage (page 39).   Regarding the cross-reference “Reinstating Your SecurePay FX Rider Within 30 Days of Termination,” please include a page number for reference.

Response:                                         The Company respectfully declines to add a page number to the cross-reference.  Doing so would require that the Company remember to update this number every time the prospectus is revised, and if this is inadvertently overlooked or incorrectly changed, it would be confusing to Contract owners.  It also is not clear to the Company why a page number is needed for this cross-reference, but not for the many other cross-references throughout the prospectus.

7.                                      Comment:  SecurePay Fee (page 44).  In the second paragraph of this section, please capitalize “fee” in the phrase “SecurePay fee.”

Response:                                         The word “fee” on Pages 44 (described above) and 59 has been capitalized.

8.                                      Comment:  SecurePay Fee (page 44).  Please explain supplementally why the Company is increasing the SecurePay fee.

Response:                                         The Company is increasing the SecurePay Fee after a consideration of current economic conditions. The Company has represented in the registration statement that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

9.                                      Comment:  Allocation Guidelines and Restrictions (page 44).  In the third paragraph on page 44 of the prospectus, please clarify that a contract owner must participate in the Allocation Adjustment Program at the time the rider is elected.

Response:  The Company respectfully declines to revise the prospectus to indicate that the owner must participate in the Allocation Adjustment Program at the time the SecurePay rider is purchased, as the Company believes the prospectus is already clear that the owner must participate at that time.  In the very first paragraph under Allocation Guidelines and Restrictions, the prospectus indicates that “in order to maintain the SecurePay FX rider,” the owner must follow the Allocation Guidelines and Restrictions.  The next paragraph makes clear that this means allocating purchase payments and contract value in accordance with certain guidelines or investing in accordance with a defined asset allocation portfolio, and participating in the Allocation Adjustment Program.  The Company does not believe there is any possibility of confusion on the part of a contract owner that participation in the Allocation Adjustment Program must begin at the time the rider is purchased.

10.                               Comment:  Continuing or Purchasing a SecurePay FX Rider When a Surviving Spouse Elects to Continue the Contract (page 49).  Please explain supplementally what happens upon the death of the owner if the survivor is not a spouse.

Response:  In order to be treated as an annuity contract for federal tax purposes, section 72(s) of the Internal Revenue Code (“IRC”) requires the contract to provide for certain after-death distributions.  In general, if any owner dies before the annuity starting date, the entire interest in the contract must be distributed within five years after the death of that owner, or the entire interest can be distributed over the life or life expectancy of the designated beneficiary, if payments begin within one year of the owner’s death.  However, if the designated beneficiary of the contract is the deceased owner’s spouse, the surviving spouse may elect to continue the contract as his or her own.

In the case of the Contract with the SecurePay FX Rider, if an Owner who is a Covered Person dies prior to the Contract’s Annuity Date, and the survivor (i.e., the beneficiary) is not the deceased owner’s spouse, the entire interest in the Contract will be distributed pursuant to the rules of IRC section 72(s) described above (see the Death Benefit section on page 33 of the prospectus for a discussion of how the Company pays the Death Benefit).  The SecurePay FX Rider will terminate upon the Owner’s (Covered Person’s) death and the Contract will terminate when all of the distributions required by IRC section 72(s) have been made.

In the case of Joint Owners who are not spouses, if an Owner who is not a Covered Person dies before the Annuity Date, the entire interest in the Contract will be distributed to the surviving Owner in accordance with IRC section 72(s).  The Contract will terminate when all of the distributions required by IRC section 72(s) have been made.  The Rider will continue and be subject to the same termination provisions that are otherwise applicable to the Rider, as described under the heading “Terminating the SecurePay FX Rider” on page 48.

11.                               Comment:  Tax Consequences (page 50).  Please confirm supplementally that the tax disclosure is accurate and update if necessary.

Response:  The Company has updated the tax disclosure and believes that it is accurate.

12.                               Comment:  SecurePay FX (page 72).  The last sentence of the tax discussion regarding the SecurePay FX rider states that “[t]he tax consequences of such a characterization are uncertain, but it could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.”  Please consider adding a statement that an owner or prospective purchaser should seek advice from a tax advisor.

Response:  The Company respectfully declines to revise the tax discussion regarding the SecurePay FX rider to direct the reader to consult a tax advisor.  The Company notes that the first paragraph in the discussion on the SecurePay FX rider already encourages plan fiduciaries to consult a tax advisor.  In particular, it states: “Plan fiduciaries should consult a tax advisor before purchasing a Qualified Contract with the SecurePay FX rider because the purchase of the SecurePay FX rider could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.”  Similar statements are made throughout the Federal Tax Matters and Qualified Retirement Plans sections, including a general statement on page 70 under Qualified Retirement Plans, In General, which provides that “Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.” The Company also notes that the introductory paragraph to the Federal Tax Matters section of the prospectus states that “[t]he following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances.”

13.                               Comment:  Appendix A (A-1).  Please include in the assumptions for Appendix A when the SecurePay Fee was paid and the amount of the fee, and also make clear that the rider may only be purchased at the time of Contract purchase.

Response:  The Company has revised the assumptions to make clear that the rider may only be purchased at the time of Contract purchase.  However, the Company respectfully declines to revise the assumptions to include when the SecurePay Fee is paid and the amount of the fee.  The SecurePay Fee is calculated as a percentage of the Benefit Base and deducted monthly.  However, including the specific amount of the fee (or when it was paid) in the assumptions would not change the numbers reflected in the hypothetical example.  For example, in year 2 the Contract Value is illustrated at $120,000.  This is true whether or not the SecurePay Fee amount is assumed to have been deducted from the Contract Value.  We also note that the amount of the fee will fluctuate if the Benefit Base fluctuates, and therefore it would not be possible to include in the assumptions one assumed fee amount.

14.                               Comment:  Appendix E (E-1).  In the assumptions for Appendix E, please make clear the purpose of the Issue Date reference.

Response:   The Company has revised the assumptions for Appendix E to indicate that Joe is 60 years old on the Rider Issue Date.  The Rider Issue Date is important in that it starts the roll-up period, and it also establishes an age that is provided in contrast to the age that is ultimately locked in on the Benefit Election Date when the Maximum Withdrawal Percentage is determined and the SecurePay Withdrawals begin.

15.                               Comment:  Prospectus for Contracts Issued Before December 3, 2012.  Please apply the comments noted above where applicable.

Response:  The Company has revised the Prospectus for Contracts Issued Before December 3, 2012 to reflect the comments, where applicable.

16.                               Comment:  Please confirm that all missing information, including all exhibits, will be filed by a post-effective amendment to the registration statement.

Response:  The Company will include all missing information, including all exhibits, in a post-effective amendment to the registration statement.  More specifically, the Company intends to file a post-effective amendment pursuant to Rule 485(b) of the 1933 Act prior to May 1, 2014.

17.                               Comment:  Please provide Tandy representations with regard to the filing.

Response: The Company acknowledges that, with respect to the above-referenced filing:

•                  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•                  the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also including with this letter marked pages to reflect that the SecurePay NH benefit is not closing on May 1, 2014.

*      *      *

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at 202.383.0717 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with the Amendment.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

cc:  Elisabeth Bentzinger

Subject to Completion, dated [February 14, 2014]

Broker-Dealer Use Only: This prospectus is for training purposes only and is not approved for distribution to, or use with, the public.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

(Contracts issued on or after December 3, 2012)	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

This Prospectus describes the Protective Dimensions Variable Annuity Contract, an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

You generally may allocate your investment in the Contract to the Guaranteed Account (if it is available when you purchase your Contract) and the Sub-Accounts of the Protective Variable Annuity Separate Account. If you have purchased the SecurePay FX rider, your options for allocating Purchase Payments and Contract Value will be restricted. (See “Protected Lifetime Income Benefits (“SecurePay FX”)) The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. American Value Fund, Series II

Invesco V.I. Comstock Fund, Series II

Invesco V.I. Equity and Income Fund, Series II

Invesco V.I. Global Real Estate Fund, Series II

Invesco V.I. Government Securities Fund, Series II

Invesco V.I. Growth and Income Fund, Series II

Invesco V.I. International Growth Fund, Series II

Invesco V.I. Mid Cap Growth Fund, Series II

Invesco V.I. Small Cap Equity Fund, Series II

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio-SC2

VIP Index 500-SC2

VIP Investment Grade Bond Portfolio-SC2

VIP MidCap Portfolio-SC2

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

Franklin Income Securities Fund, Class 2

Franklin Rising Dividends Securities Fund, Class 2

Franklin Small-Mid Cap Growth Securities Fund, Class 2

Franklin Small Cap Value Securities Fund, Class 2

Franklin U.S. Government Fund, Class 2

Mutual Shares Securities Fund, Class 2

Templeton Developing Markets Securities Fund, Class 2

Templeton Foreign Securities Fund, Class 2

Templeton Global Bond Securities Fund, Class 2

Templeton Growth Securities Fund, Class 2

Goldman Sachs Variable Insurance Trust

Strategic Growth Fund, Service Class

Growth Opportunities Fund, Service Class

MidCap Value Fund, Service Class

Strategic International Equity Fund, Service Class

Legg Mason Partners Variable Equity Trust

ClearBridge Variable Mid Cap Core Portfolio, Class II

ClearBridge Variable Small Cap Growth Portfolio, Class II

Lord Abbett Series Fund, Inc.

Fundamental Equity Portfolio, Value Class

Calibrated Dividend Growth Portfolio, Value Class

Bond-Debenture Portfolio, Value Class

Growth Opportunities Portfolio, Value Class

Classic Stock Portfolio, Value Class

Mid Cap Stock Portfolio, Value Class

MFS® Variable Insurance TrustSM

MFS Growth Series-SS

MFS Investors Growth Stock Series-SS

MFS Investors Trust Series-SS

MFS New Discovery Series-SS

MFS Research Bond Series-SS

MFS Research Series-SS

MFS Total Return Series-SS

MFS Utilities Series-SS

MFS Value Series-SS

MFS® Variable Insurance Trust II

MFS Emerging Markets Equity Portfolio, Service Class Shares

MFS International Value Portfolio, Service Class Shares

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA-SS

Global Fund/VA-SS

Main Street Fund/VA-SS

Money Fund/VA

Global Strategic Income Fund/VA SS

PIMCO Variable Insurance Trust

All Asset Portfolio, Advisor Class

Long-Term US Government Portfolio, Advisor Class

Low Duration Portfolio, Advisor Class

Real Return Portfolio, Advisor Class

Short-Term Portfolio, Advisor Class

Total Return Portfolio, Advisor Class

Royce Capital Fund

Micro-Cap Fund, Service Class

Small-Cap Fund, Service Class

The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

This Prospectus sets forth basic information about the Contract and the Variable Account that you should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information has the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

Please read this prospectus carefully. You should keep a copy for future reference.

The Protective Dimensions Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 1, 2014

PRO.DIMENSIONS.0514

SUMMARY

The Contract

What is the Protective Dimensions Variable Annuity Contract?

The Protective Dimensions Variable Annuity Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See “The Contract.”)

What are the Company’s obligations under the Contract?

The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or the SecurePay FX rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability.

It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

How may I purchase a Contract?

Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions and other compensation to the broker-dealers for selling the Contracts. (See “Distribution of the Contracts.”)

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See “Issuance of a Contract.”)

What are the Purchase Payments?

The minimum amount that Protective Life will accept as an initial Purchase Payment is $10,000. Purchase Payments may be made any time before the oldest Owner’s or Annuitant’s 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. If you have purchased the SecurePay FX rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See “Protected Lifetime Income Benefits (“SecurePay FX”).”) The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. The maximum aggregate Purchase Payment(s) that we will accept under the Contract without prior Administrative Office approval is $1,000,000. We may impose conditions upon the acceptance of aggregate Purchase Payments greater than the established maximum, such as limiting the death benefit or lifetime income benefit options that are available under your Contract. We reserve the right to limit, suspend, or reject any Purchase Payment at any time. We will give written notice at least five (5) days before any changes to Purchase Payment limitations go into effect. (See “Purchase Payments.”)

Can I cancel the Contract?

You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payments. (See “Right to Cancel.”)

Payee

The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

Issuance of a Contract

To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker/dealer having a distribution agreement with Investment Distributors, Inc. Protective Life reserves the right to accept or decline a request to issue a Contract. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code.

If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the initial Purchase Payment (less any applicable premium tax) to the Investment Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the Administrative Office. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five business days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the initial Purchase Payment to the appropriate Investment Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

Purchase Payments

We will only accept Purchase Payments before the earlier of the oldest Owner’s and Annuitant’s 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. If you have selected the SecurePay FX rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See “Protected Lifetime Income Benefits (“SecurePay FX”).”) The minimum initial Purchase Payment is $10,000. The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment. Under certain circumstances, we may be required by law to reject a Purchase Payment.

Purchase Payments are payable at our Administrative Office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive your payment and a completed transaction service form at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any Purchase Payment received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

The maximum aggregate Purchase Payment(s) that we will accept under the Contract without prior Administrative Office approval is $1,000,000.

We reserve the right to change the maximum aggregate Purchase Payment(s) that we will accept at any time, and to condition acceptance of Purchase Payments over any established maximum amount upon prior approval by our Administrative Office and to impose conditions upon the acceptance of aggregate Purchase Payments greater than the established maximum, such as limiting the death benefit or lifetime income benefit options that are available under your Contract. We also reserve the right to limit, suspend, or reject any Purchase Payment at any time, and/or limit the Investment Options to which you may direct Purchase Payments. We may do so for all Contracts or only certain classes of Contracts. We will give written notice at least five (5) days before any changes to Purchase Payment limitations go into effect. If we exercise our right to suspend, reject, and/or place limitations on the acceptance and/or allocation of subsequent Purchase Payments, you may be unable to, or limited in your ability to, increase your Contract Value through subsequent Purchase Payments. This could also prevent you from making future contributions to a Qualified Contract, including periodic contributions to an employer-sponsored retirement plan. (See “Qualified Retirement Plans.”). Before you purchase this Contract and determine the amount of your initial Purchase Payment, you should consider the fact that we may suspend, reject, or limit subsequent Purchase Payments at some point in the future. You should consult with your sales representative prior to purchase.

Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment

If your SecurePay FX rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If benefits are being paid under the SecurePay NH benefit on the Maximum Annuity Date, the amount of your annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See “Availability of SecurePay NH Benefit after Annuitization.”) If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see ANNUITY PAYMENTS, Annuity Options.

SecurePay Fee

We deduct a fee for the SecurePay FX rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with the rider’s Allocation Guidelines and Restrictions before the fee is charged.

The SecurePay Fee for the SecurePay FX rider is currently 1.10% of your Benefit Base (1.00% for riders issued before May 1, 2014). The maximum fee that we may charge for your SecurePay FX rider is 2.20% of your Benefit Base.

We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above the maximum amount. If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your rider will not terminate. Instead, all subsequent Quarterly Values under the rider will be $0. If a Highest Quarterly Value established before you decline a fee increase becomes the Benefit Base on the next Contract Anniversary, a new roll-up period will begin. Otherwise, you will give up the opportunity for any future increases in the Benefit Base attributable to the calculation of the Highest Quarterly Value. You will continue to be assessed your current SecurePay Fee. We will continue to calculate the SecurePay Roll-up Value, and will increase your Benefit Base by the amount of any increase in the SecurePay Roll-up Value for the remainder of the current Roll-up Period.

Allocation Guidelines and Restrictions

In order to maintain the SecurePay FX rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the SecurePay FX rider.

NOTE: The Allocation Guidelines and Restrictions are intended in part to reduce risks of investment losses that would require us to use our own assets to make payments in connection with the guarantees provided by the SecurePay FX rider. To the extent that the strategies underlying the Allocation Guidelines and Restrictions are successful, we will benefit from a reduction of the risk arising from our guarantee obligations under the rider and we will have less risk to hedge under the rider than would be the case if Contract Owners did not invest in accordance with the Allocation Guidelines and Restrictions. The Allocation Guidelines and Restrictions may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if they are consistent with your investment objectives.

If you purchase the SecurePay FX rider you must: (1) allocate all of your Purchase Payments and Contract Value in accordance with the Allocation by Investment Category guidelines (described below); or (2) allocate all of your Purchase Payments and Contract Value in accordance with one of the three eligible Benefit Allocation Model Portfolios (described below). You also must participate in the Allocation Adjustment Program. You may also allocate your Purchase Payments to the DCA Accounts, provided that transfers from the DCA Accounts are allocated to the Sub-Accounts in accordance with these Allocation Guidelines and Restrictions.

NOTE: You must participate in our portfolio rebalancing program at least annually (see “Portfolio Rebalancing” below), and you may not allocate any of your Purchase Payments or Contract Value to the Fixed Account. If you instruct us to allocate Purchase Payments or Contract Value, or to take withdrawals, in a manner that is not consistent with these Allocation Guidelines and Restrictions, we will terminate your SecurePay FX rider. (See “Prohibited Allocation Instructions” below.)

(1) Allocation by Investment Category. The following Allocation by Investment Category guidelines specify the minimum and maximum percentages of your Contract Value that must be allocated to each of three categories of

Note:  SecurePay ME® may not be available in all states. We reserve the right to discontinue this benefit at any time.

How to Apply for an Increased AWA. You may ask for a determination as to whether you (or in the case of Joint Life Coverage, you and/or your spouse) qualify for an increased AWA because of certain serious medical conditions if you have held your contract for two or more years, or if two or more years have passed since a change of Owner due to spousal continuation, whichever is later.

If you believe you may qualify for an increased AWA, you should provide Written Notice to us in order to begin the process. Among other things, you must complete a SecurePay ME® questionnaire and authorize us to obtain copies of your medical records and a statement from your attending physician as well as certain other personal information.

If we determine that you do not qualify for the increased AWA, you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

Note: You may not apply for an increased AWA after the Benefit Election Date.

In the case of a Contract with two Owners who are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, a request may be made for a determination regarding an increased AWA for Single Coverage for the older of the spouses or for Joint Coverage for both spouses. If you request Joint Coverage we will require a medical evaluation of both spouses and, we will advise you of our determination with respect to Single and Joint Coverage. Although the base AWA available under the SecurePay FX rider for Joint Coverage is based upon the younger of the two spouses, the determination as to the amount of the increase available for Joint Coverage, if any, will be the smaller increase attributable to each Covered Person. The increased AWA will continue for the lives of both spouses.

Note: Although Single Coverage may provide a higher AWA than Joint Coverage, you should consider that Single Coverage terminates upon the death of the Covered Person following the Benefit Election Date.

We will assess a charge for evaluating your request for an increased AWA only if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA.

The current fee is $150 for each person designated as a “Covered Person” in the Benefit Election Form, in other words, $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form.

Electing to Begin Your SecurePay Withdrawals after a Determination that you are Eligible for an Increased AWA.  We must receive your Benefit Election Form at our Administrative Office within 6 months after the date we notify you that you are eligible for the increased AWA. If we do not receive this form within this time period, we will not increase your AWA, but you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home

If you are confined to a nursing home, you may be eligible for an increased Annual Withdrawal Amount (“AWA”) with our SecurePay NHSM (Nursing Home Enhancement) feature. This feature is included at no additional charge with the SecurePay FX riders.

What is SecurePay NH? If you qualify for the SecurePay NH benefit during a contract year, we will double the AWA to which you are currently entitled for that year, not to exceed 10% of your Benefit Base.

Nursing Home Benefit Period. The Nursing Home Benefit Period is the period of time during which the increased SecurePay withdrawal percentage is used to calculate the AWA. Any Contract Year or portion thereof during which the increased SecurePay withdrawal percentage is used to calculate the AWA will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

Maximum Aggregate Nursing Home Benefit Period (for riders purchased on or after May 1, 2013). If you purchased a SecurePay FX rider on or after May 1, 2013, the Nursing Home Benefit Period will extend for a maximum of five (5) Contract years in which you qualify for the SecurePay NH benefit. The qualifying Contract years need not be consecutive. Any Contract Year or portion thereof during which the increased SecurePay withdrawal percentage is used to calculate the Annual Withdrawal Amount will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

Death Benefit Fee

If you select the Maximum Anniversary Value Death Benefit we assess a death benefit fee to compensate us for the cost of providing this death benefit. (There is no fee for the Return of Purchase Payments Death Benefit.) We calculate the death benefit fee as of each Monthly Anniversary Date on which the fee is assessed, and we deduct it from your Contract Value on the next Valuation Date. We will deduct the death benefit fee pro-rata from the Investment Options (e.g., in the same proportion that each Investment Option has to Contract Value). The deduction of the death benefit fee will reduce your Contract Value, but it will not otherwise reduce the value of your death benefit. We deduct this fee whether or not the value of the death benefit is greater than the Contract Value on the Contract Anniversary the fee is deducted. It is possible that a death benefit fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See “Federal Tax Matters.”) We do not assess the death benefit fee after the Annuity Date.

The fee is equal, on an annualized basis, to 0.20% of your annualized death benefit value measured on each Monthly Anniversary Date. The value of your Maximum Anniversary Value Death Benefit on any Monthly Anniversary Date is the greatest of (1) your Contract Value, (2) your adjusted aggregate Purchase Payments, or (3) your greatest anniversary value attained as of that day. (See “DEATH BENEFIT, Maximum Anniversary Value Death Benefit” for a more complete description.) For example, if on a Monthly Anniversary Date your Contract Value equals $125,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, the fee we deduct on that day will be based on your Contract Value of $125,000. Alternatively, if your Contract Value equals only $115,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, the fee we deduct on that day will be based on your greatest anniversary value attained of $120,000.

SecurePay Fee

If you have elected the SecurePay FX rider, we deduct a fee for the rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date.

The SecurePay Fee for the SecurePay FX rider is currently 1.10% of your Benefit Base (1.00% for riders issued before May 1, 2014). The maximum fee that we may charge for your SecurePay FX rider is 2.20% of your Benefit Base.

We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above the maximum amount. If we increase the SecurePay Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your rider will not terminate. All subsequent Quarterly Values under the rider will be $0. If a Highest Quarterly Value established before you decline a fee increase becomes the Benefit Base on the next Contract Anniversary, a new roll-up period will begin. Otherwise, you will give up the opportunity for any future increases in the Benefit Base attributable to the calculation of the Highest Quarterly Value. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay FX rider, we will continue to calculate the SecurePay Roll-up Value, and will increase your Benefit Base by the amount of any increase in the SecurePay Roll-up Value for the remainder of the current Roll-up Period. See Protected Lifetime Income Benefits (“SecurePay FX”).

SecurePay Medical Evaluation Fee.  Under the SecurePay FX rider, we will assess a charge for evaluating your request for an increased Annual Withdrawal Amount (“AWA”) if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA. The current fee is $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form. It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See “Federal Tax Matters.”)

Transfer Fee

Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Investment Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

allow an increased annual amount of SecurePay Withdrawals for certain medical conditions. It is possible that these fees (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract.

Taxation of Annuity Payments

Normally, the portion of each annuity income payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the “investment in the contract” (defined above) you allocate to the variable Annuity Option when payments begin, adjusted for any period certain or refund feature, divided by the number of payments expected (as determined by Treasury Department regulations which take into account the Annuitant’s life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations).

Once the total amount of the investment in the contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another within the meaning of federal law. You should consult a tax advisor in those situations.

Annuity income payments may be subject to federal income tax withholding requirements. (See “Federal Income Tax Withholding.”)

Tax Consequences of the Optional SecurePay FX Rider

Withdrawals, pledges, or gifts.  In general, SecurePay Withdrawals are treated for tax purposes as withdrawals. As described elsewhere, in the case of a withdrawal, an assignment or pledge of any portion of a Contract, or a transfer of the Contract without adequate consideration, the Owner will be required to include in income an amount determined by reference to the excess of his or her Contract Value (“cash surrender value” in the case of a transfer without adequate consideration) over the “investment in the contract” at the time of the transaction. If you purchase the SecurePay FX rider, the IRS may determine that the income in connection with such transactions should be determined by reference to the excess of the greater of (1) the AWA or (2) the Contract Value (“cash surrender value” in the case of a transfer without adequate consideration) over the “investment in the contract.”

Annuity Payments.  If the oldest Owner’s or Annuitant’s 95th birthday occurs while the SecurePay FX rider is in effect, and we provide monthly payments equal to the greater of (1) the AWA divided by 12, and (2) payments under a life annuity with a 10 year certain period, we will treat such monthly payments as annuity income payments. Also, if the Contract Value is reduced to zero due to the deduction of fees and charges or a SecurePay Withdrawal, we will treat periodic payments made on or after the Annuity Date established under the SecurePay settlement as annuity income payments. As described above, annuity income payments are includable in gross income to the extent they exceed the exclusion amount. Once the total amount of the investment in the contract is excluded from income, annuity income payments will be fully taxable. It is possible that the total amount of the investment in the contract will be excluded from income as a result of withdrawals taken prior to the Annuity Date established under the SecurePay settlement, in which case all payments made on or after that date will be fully includable in income.

SecurePay NH.  The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe that the increased AWA payable because of confinement in a nursing home will be treated as a taxable payment under your annuity contract (as described above) and will not be excludable from your income as a payment under a long term care insurance contract. It is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage. In that event, (1) you could be treated as in receipt of some amount of income attributable to the value of the benefit even though you have not received a payment from your Contract, and (2) the amount of income attributable to AWA payments could differ from the amounts described above.

Taxation of Death Benefit Proceeds

Prior to the Annuity Date, we may distribute amounts from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

(1)  if distributed in a lump sum, they are taxed in the same manner as a surrender, as described above; or

Special rules apply to rollovers to Roth IRAs from Qualified Plans and from designated Roth accounts under Qualified Plans. You should seek competent advice before making such a rollover.

Pension and Profit-Sharing Plans

Section 401(a) of the Code permits employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals’ Tax Retirement Act of 1962, as amended, commonly referred to as “H.R. 10” or “Keogh,” permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. These types of plans may be subject to rules under Sections 401(a)(11) and 417 of the Code that provide rights to a spouse or former spouse of a participant. In such a case, the participant may need the consent of the spouse or former spouse to change annuity options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the Contract.

Pension and profit sharing plans are subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated employees. In that regard, the Contract requires a minimum initial Purchase Payment of at least $10,000. In addition, each Purchase Payment is subject to a fee, which is a percentage of the cumulative Purchase Payments. The percentage decreases as the cumulative Purchase Payments increase. Also, the Annual Contract Maintenance Fee is waived for Contract Values that are greater than $75,000. In evaluating whether the Contract is suitable for purchase in connection with such a plan, you should consider the effect the Contract Maintenance Fee waiver, the minimum initial Purchase Payment and the Premium Based Charge have on the plan’s compliance with applicable nondiscrimination requirements. Violation of these rules can cause loss of the plan’s tax favored status under the Code. Employers intending to use the Contract in connection with such plans should seek competent advice.

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations.

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization under a Section 457 plan will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

SecurePay FX

Protective offers for an additional charge the SecurePay FX rider, which is a protected lifetime income benefit rider. As noted above, Qualified Plans are subject to numerous special requirements and there is no authoritative guidance from the IRS on the effects on a Qualified Plan of the purchase of a protected lifetime income benefit such as SecurePay FX rider. Plan fiduciaries should consult a tax advisor before purchasing a Qualified Contract with the SecurePay FX rider because the purchase of the SecurePay FX rider could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract. For example, it is unclear whether the SecurePay FX rider is part of the “balance of the employee’s account” within the meaning of Code Section 411(a)(7), and, if so, whether a discontinuance or adjustment in the SecurePay FX rider coverage (such as upon the participant taking an “excess” withdrawal, or reallocating to another investment option within the plan) can result in an impermissible forfeiture under Code Section 411(a). In addition, certain types of Qualified Plans, such as a profit sharing plan under section 401(a) of the Code, must comply with certain qualified joint and survivor annuity rules (“QJSA rules”) if a participant elects to receive a life annuity. The manner in which the QJSA rules apply to the SecurePay FX rider is unclear. For example, it is unclear whether an election to receive benefits under the rider could be viewed as the election of a life annuity triggering certain spousal consent requirements. Noncompliance with the QJSA rules could affect the qualification of the Qualified Plan associated with the Contract. There may be other aspects of the SecurePay FX rider that could affect a Qualified Plan’s tax status which are not discussed here.

When a SecurePay FX rider is purchased, one of the benefits available is the SecurePay NH benefit. The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe the better characterization of the SecurePay NH benefit is that it is an annuity benefit and the increased AWA payments made under the SecurePay NH benefit are payments from your annuity. However, it is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage or some other type of “incidental benefit.” The tax consequences of such a characterization are uncertain, but it could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.

APPENDIX A
DEATH BENEFIT CALCULATION EXAMPLES

The purpose of the following examples is to illustrate the Return of Purchase Payments and Maximum Anniversary Value Death Benefits when the SecurePay FX rider has been elected and when the SecurePay FX rider has not been elected. Each example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The examples reflect the deduction of fees and charges. The examples are not representative of past or future performance and are not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit When Owning the SecurePay FX Rider

Assumptions:

•  Owner is 60 years old on the Issue Date (1/1/2010)

•  Selected Return of Purchase Payments Death Benefit at the time of Contract purchase

•  Purchased the SecurePay FX Rider (available only at the time of Contract purchase)

•  Elected Single Life Coverage under the SecurePay FX Rider

•  Set the Benefit Election Date on 11/30/2014 and began taking SecurePay Withdrawals

•  Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Benefit Base	Adjusted Withdrawal Amount		Return of Purchase Payments Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		100,000	—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		120,000	—		120,000
1/1/12	Anniversary	130,000		—		—		130,000		130,000	—		130,000
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	104,000	20,000	(E)	100,000	(F)
1/1/13	Anniversary	103,000		—		—		103,000		109,200			103,000
1/1/14	Anniversary	120,000		—		—		120,000		120,000			120,000
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		120,000			165,000
11/30/14	SecurePay WD	155,000		—		6,000	(H)	149,000		120,000	6,000	(I)	154,000	(J)
1/1/15	SecurePay WD	152,500				6,000	(K)	146,500		120,000	6,000		148,000
3/31/15	Excess Withdrawal	160,000		—		16,000	(L)	144,000		108,000	15,400	(M)	144,000	(N)
7/1/15	Owner Death	135,000	(O)	—		—		135,000		108,000			135,000	(P)

(A)        Contract is issued with a Purchase Payment of $100,000.

(B)         This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.

(C)         A withdrawal of $25,000 (including applicable surrender charges) is made. This withdrawal is made before the SecurePay FX rider’s Benefit Election Date.

(D)        $100,000 = $125,000 — $25,000.

(E)         The “Adjusted Withdrawal Amount” is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal before the Benefit Election Date is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)          The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $100,000 = the greater of $100,000 or $100,000 less $20,000 respectively.

A-1

APPENDIX E

EXAMPLE OF SECUREPAY FX RIDER

The purpose of the following example is to demonstrate the operation of the Secure Pay FX rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

•  Joe, 60 years old on the Rider Issue Date

•  Purchased the SecurePay FX Rider

•  Elected Single Life Coverage

•  Benefit Election Date (Began making SecurePay Withdrawals) is 11 years after the Rider Issue Date

•  The Maximum Withdrawal Percentage is 5%

Contract Year	End of Year Attained Age	Roll Up Percentage		Maximum Allowed Withdrawal Percentage	Purchase Payments		Actual Withdrawals		Annual Withdrawal Amount		Annual Withdrawal Amount Balance		Excess Withdrawal		Hypothetical Contract Value	Highest Quarterly Value		SecurePay Roll-Up Value		End of Year Benefit Base
At issue	60				100,000		N/A				—				100,000	—		100,000	(A)	100,000	(A)
1	61	5%		N/A	50,000	(B)	—				—				153,975	153,975		155,000	(C)	155,000	(D)
2	62	5%		N/A	—		—				—				161,676	161,676		162,750	(E)	162,750	(F)
3	63	5%		N/A	25,000	(G)	—				—				209,964	184,964	(H)	170,888	(I)	184,964	(J)
4	64	5%		N/A	—		—				—				208,164	183,164		194,212		194,212	(K)
5	65	5%		N/A	—		—				—				246,037	221,037		203,923		221,037	(L)
6	66	5%		5%	15,000		—				—				249,536	209,536		232,089		232,089	(M)
7Q1	67	5%		5%	—		—								262,045			232,089		232,089
7Q2	67	5%		5%	—		—								271,328			232,089		232,089
7Q3	67	5%		5%	—		—								293,211			232,089		232,089
7Q4	67	5%		5%	—		—				—				289,157	253,211	(N)	243,693		253,211	(O)
8	68	5%		5%	—		10,000	(P)			—				288,172	248,172		256,955	(Q)	256,955	(R)
9	69	5%		5%	—		—				—				312,085	272,085		269,803		272,085
10	70	5%		5%	—		—				—				324,517	284,517		285,689		285,689	(S)
11	71	0	%(U)	5%	—		14,284		14,284	(T)	—				313,603	273,603		285,689		285,689
12	72	0%		5%	—		14,284		14,284	(T)	—				329,576	289,576		285,689		289,576
13	73	0%		5%	—		14,479		14,479	(T)	—				333,375	293,375		285,689		293,375
14	74	0%		5%	—		5,000		14,669	(V)	9,669	(V)			359,462	319,462		285,689		319,462	(V)
15	75	0%		5%	—		15,973		15,973	(W)	—				355,423	315,423		285,689		319,462
16	76	0%		5%	—		15,973		15,973	(W)	—				348,558	308,558		285,689		319,462
17	77	0%		5%	—		15,973		15,973	(W)	—				334,053	294,053		285,689		319,462
18	78	0%		5%	—		50,000	(X)	15,973	(X)	—		34,027	(X)	248,981	208,981		255,127		285,287	(Y)

(A)       The initial Benefit Base is equal to the initial Purchase Payment of $100,000

(B)        The $50,000 Purchase Payment is added to the current Benefit Base of $100,000. The new Benefit Base is $150,000. Keep in mind Purchase Payments made more than two years after the Rider Issue Date will not be included in the calculation of the Benefit Base.

(C)        The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($150,000) plus 5% of the Benefit Base on the previous contract anniversary (5% of $100,000).

(D)       The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the Highest Quarterly Value, and the SecurePay Roll-Up Value (max of $150,000, $153,975, and $155,000, respectively).

(E)        The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($155,000) plus 5% of the Benefit Base on the previous contract anniversary (5% of $155,000).

(F)         The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the Highest Quarterly Value, and the SecurePay Roll-Up Value (max of $155,000, $161,676, and $162,750, respectively).

(G)       The $25,000 Purchase Payment is not added to the current Benefit Base because it is made more than 2 years after the Rider Issue Date.

E-1

Subject to Completion, dated [February 14, 2014]

Broker-Dealer Use Only: This prospectus is for training purposes only and is not approved for distribution to, or use with, the public.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

(Contracts issued before December 3, 2012)	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

This Prospectus describes the Protective Dimensions Variable Annuity Contract, an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

You generally may allocate your investment in the Contract to the Guaranteed Account (if it is available when you purchase your Contract) and the Sub-Accounts of the Protective Variable Annuity Separate Account. If you have purchased a SecurePay rider, your options for allocating Purchase Payments and Contract Value will be restricted. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”) The Sub-Accounts invest in the following Funds:

American Funds Insurance Series

Asset Allocation Fund-SC*

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. American Value Fund, Series II

Invesco V.I. Comstock Fund, Series II

Invesco V.I. Equity and Income Fund, Series II

Invesco V.I. Global Real Estate Fund, Series II

Invesco V.I. Government Securities Fund, Series II

Invesco V.I. Growth and Income Fund, Series II

Invesco V.I. International Growth Fund, Series II

Invesco V.I. Mid Cap Growth Fund, Series II

Invesco V.I. Small Cap Equity Fund, Series II

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio-SC2

VIP Index 500-SC2

VIP Investment Grade Bond Portfolio-SC2

VIP MidCap Portfolio-SC2

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

Franklin Income Securities Fund, Class 2

Franklin Rising Dividends Securities Fund, Class 2

Franklin Small-Mid Cap Growth Securities Fund, Class 2

Franklin Small Cap Value Securities Fund, Class 2

Franklin U.S. Government Fund, Class 2

Mutual Shares Securities Fund, Class 2

Templeton Developing Markets Securities Fund, Class 2

Templeton Foreign Securities Fund, Class 2

Templeton Global Bond Securities Fund, Class 2

Templeton Growth Securities Fund, Class 2

Goldman Sachs Variable Insurance Trust

Strategic Growth Fund, Service Class

Large Cap Value Fund, Service Class*

Growth Opportunities Fund, Service Class

MidCap Value Fund, Service Class

Strategic International Equity Fund, Service Class

Legg Mason Partners Variable Equity Trust

ClearBridge Variable Mid Cap Core Portfolio, Class II

ClearBridge Variable Small Cap Growth Portfolio, Class II

Lord Abbett Series Fund, Inc.

Fundamental Equity Portfolio, Value Class

Calibrated Dividend Growth Portfolio, Value Class (formerly Capital Structure Portfolio, Value Class)

Bond-Debenture Portfolio, Value Class

Growth and Income Portfolio, Value Class*

Growth Opportunities Portfolio, Value Class

International Opportunities Portfolio, Value Class*

Classic Stock Portfolio, Value Class

Mid Cap Stock Portfolio, Value Class (formerly Mid-Cap Value Portfolio, Value Class)

MFS® Variable Insurance TrustSM

MFS Growth Series-SS

MFS Investors Growth Stock Series-SS

MFS Investors Trust Series-SS

MFS New Discovery Series-SS

MFS Research Bond Series-SS

MFS Research Series-SS

MFS Total Return Series-SS

MFS Utilities Series-SS

MFS Value Series-SS

MFS® Variable Insurance Trust II

MFS Emerging Markets Equity Portfolio, Service Class Shares

MFS International Value Portfolio, Service Class Shares

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA-SS

Global Fund/VA-SS

Main Street Fund/VA-SS

Money Fund/VA

Global Strategic Income Fund/VA SS

PIMCO Variable Insurance Trust

All Asset Portfolio, Advisor Class

Long-Term US Government Portfolio, Advisor Class

Low Duration Portfolio, Advisor Class

Real Return Portfolio, Advisor Class

Short-Term Portfolio, Advisor Class

Total Return Portfolio, Advisor Class

Royce Capital Fund

Micro-Cap Fund, Service Class

Small-Cap Fund, Service Class

The Universal Institutional Funds, Inc.

Global Real Estate Portfolio Class II*

*      These Sub-Accounts are not available to Contracts purchased on or after May 1, 2012.

The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

This Prospectus sets forth basic information about the Contract and the Variable Account that you should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information has the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

Please read this prospectus carefully. You should keep a copy for future reference.

The Protective Dimensions Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 1, 2014

PRO.DIMENSIONS.0514

SUMMARY

The Contract

What is the Protective Dimensions Variable Annuity Contract?

The Protective Dimensions Variable Annuity Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See “The Contract.”)

What are the Company’s obligations under the Contract?

The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or a SecurePay rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability.

It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

How may I purchase a Contract?

Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions and other compensation to the broker-dealers for selling the Contracts. (See “Distribution of the Contracts.”)

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See “Issuance of a Contract.”)

What are the Purchase Payments?

The minimum amount that Protective Life will accept as an initial Purchase Payment is $10,000. Purchase Payments may be made any time before the oldest Owner’s or Annuitant’s 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. If you have purchased a SecurePay rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”) The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. The maximum aggregate Purchase Payment(s) we will accept without prior Administrative Office approval is $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000, such as limiting the death benefit or lifetime income benefit options that are available under your Contract. We reserve the right to limit, suspend, or reject any Purchase Payment at any time. We will give written notice at least five (5) days before any changes to Purchase Payment limitations go into effect. (See “Purchase Payments.”)

Can I cancel the Contract?

You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payments. (See “Right to Cancel.”)

Can I transfer amounts in the Contract?

Before the Annuity Date, you may transfer amounts among the Investment Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Account; no amounts may be transferred to the Fixed Account within six months after any transfer from a Guaranteed Account to the Variable Account; transfers out of the Fixed Account are limited to the greater of (a) $2,500 or (b) 25% of the value of the Fixed Account in

8

the established maximum, such as limiting the death benefit or lifetime income benefit options that are available under your Contract. We also reserve the right to limit, suspend, or reject any Purchase Payment at any time, and/or limit the Investment Options to which you may direct Purchase Payments. We may do so for all Contracts or only certain classes of Contracts. We will give written notice at least five (5) days before any changes to Purchase Payment limitations go into effect. If we exercise our right to suspend, reject, and/or place limitations on the acceptance and/or allocation of subsequent Purchase Payments, you may be unable to, or limited in your ability to, increase your Contract Value through subsequent Purchase Payments. This could also prevent you from making future contributions to a Qualified Contract, including periodic contributions to an employer-sponsored retirement plan. (See “Qualified Retirement Plans.”).

Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Account. You may not elect the automatic purchase payment plan and the automatic withdrawal plan simultaneously. (See “Surrenders and Withdrawals.”) Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan.

We do not always receive your Purchase Payment or your application on the day you send them or give them to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

For each Purchase Payment you make, we deduct a quarterly Premium Based Charge from your Contract Value during the first seven years after each Purchase Payment is made. (See “Charges and Deductions.”)

Right to Cancel

You have the right to return the Contract within a certain number of days after you receive it by returning it, along with a written cancellation request, to our Administrative Office or the sales representative who sold it. In the state of Connecticut, non-written requests are also accepted. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted, Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payment.

For individual retirement annuities and Contracts issued in states where, upon cancellation during the right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate all or a portion of your initial Purchase Payment (and any subsequent Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Oppenheimer Money Fund Sub-Account until the expiration of the right-to-cancel period. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.

Allocation of Purchase Payments

Owners must indicate in the application how their initial and subsequent Purchase Payments are to be allocated among the Investment Options. If your allocation instructions are indicated by percentages, whole percentages must be used.

Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, facsimile, automated telephone system or via the Internet at www.protective.com (“non-written instructions”). For non-written instructions regarding allocations, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

If you have selected a SecurePay rider, your options for allocating Purchase Payments will be restricted. You must allocate your Purchase Payments (and Contract Value) in accordance with the rider’s Allocation Guidelines and Restrictions. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”)

24

have held your contract for two or more years and if you (or the younger of you and your spouse) are at least 59 1/2 years old.

If you believe you may qualify for an increased AWA, you should provide Written Notice to us in order to begin the process. Among other things, you must complete a SecurePay ME® questionnaire and authorize us to obtain copies of your medical records and a statement from your attending physician as well as certain other personal information.

If we determine that you do not qualify for the increased AWA, you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

Note: You may not apply for an increased AWA after the Benefit Election Date.

In the case of a Contract with two Owners who are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, a request may be made for a determination regarding an increased AWA for Single Coverage for the older of the spouses or for Joint Coverage for both spouses. If you request Joint Coverage we will require a medical evaluation of both spouses and, we will advise you of our determination with respect to Single and Joint Coverage. Although the base AWA available under the SecurePay FX rider for Joint Coverage is based upon the younger of the two spouses, the determination as to the amount of the increase available for Joint Coverage, if any, will be the smaller increase attributable to each Covered Person. The increased AWA will continue for the lives of both spouses.

Note: Although Single Coverage may provide a higher AWA than Joint Coverage, you should consider that Single Coverage terminates upon the death of the Covered Person following the Benefit Election Date.

We will assess a charge for evaluating your request for an increased AWA only if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA.

The current fee is $150 for each person designated as a “Covered Person” in the Benefit Election Form, in other words, $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form.

Electing to Begin Your SecurePay Withdrawals after a Determination that you are Eligible for an Increased AWA.  We must receive your Benefit Election Form at our Administrative Office within 6 months after the date we notify you that you are eligible for the increased AWA. If we do not receive this form within this time period, we will not increase your AWA, but you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home

If you are confined to a nursing home, you may be eligible for an increased Annual Withdrawal Amount (“AWA”) with our SecurePay NHSM (Nursing Home Enhancement) feature. This feature is included at no additional charge with both SecurePay riders.

What is SecurePay NH? If you qualify for the SecurePay NH benefit during a contract year, we will double the AWA to which you are currently entitled for that year, not to exceed 10% of your Benefit Base.

Nursing Home Benefit Period.  The Nursing Home Benefit Period is the period of time during which the increased SecurePay withdrawal percentage is used to calculate the AWA. Any Contract Year or portion thereof during which the increased SecurePay withdrawal percentage is used to calculate the AWA will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

Maximum Aggregate Nursing Home Benefit Period (for riders purchased on or after May 1, 2013).  If you purchased a SecurePay FX rider on or after May 1, 2013, the Nursing Home Benefit Period will extend for a maximum of five (5) Contract years in which you qualify for the SecurePay NH benefit. The qualifying Contract years need not be consecutive. Any Contract Year or portion thereof during which the increased SecurePay withdrawal percentage is used to calculate the Annual Withdrawal Amount will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

Maximum Aggregate Nursing Home Benefit Period (for riders purchased before May 1, 2013).  If you purchased a SecurePay FX rider before May 1, 2013, the “Nursing Home Benefit Period” continues until the SecurePay FX rider terminates provided you continue to qualify for the benefit according to the terms of the rider.

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SecurePay

Protective offers for an additional charge the SecurePay and SecurePay FX riders, which are a protected lifetime income benefit riders. As noted above, Qualified Plans are subject to numerous special requirements and there is no authoritative guidance from the IRS on the effects on a Qualified Plan of the purchase of a protected lifetime income benefit such the as SecurePay riders. Plan fiduciaries should consult a tax advisor before purchasing a Qualified Contract with a SecurePay rider because the purchase of a SecurePay rider could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract. For example, it is unclear whether a SecurePay rider is part of the “balance of the employee’s account” within the meaning of Code Section 411(a)(7), and, if so, whether a discontinuance or adjustment in the SecurePay rider coverage (such as upon the participant taking an “excess” withdrawal, or reallocating to another investment option within the plan) can result in an impermissible forfeiture under Code Section 411(a). In addition, certain types of Qualified Plans, such as a profit sharing plan under section 401(a) of the Code, must comply with certain qualified joint and survivor annuity rules (“QJSA rules”) if a participant elects to receive a life annuity. The manner in which the QJSA rules apply to the SecurePay riders is unclear. For example, it is unclear whether an election to receive benefits under the rider could be viewed as the election of a life annuity triggering certain spousal consent requirements. Noncompliance with the QJSA rules could affect the qualification of the Qualified Plan associated with the Contract. There may be other aspects of the SecurePay riders that could affect a Qualified Plan’s tax status which are not discussed here. In addition, in the case of a SecurePay FX rider selected before August 20, 2012, the manner in which the required minimum distribution rules apply to payments made under the rider after the contract value is reduced to zero is unclear in some circumstances.

The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe the better characterization of the SecurePay NH benefit is that it is an annuity benefit and the increased AWA payments made under the SecurePay NH benefit are payments from your annuity. However, it is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage or some other type of “incidental benefit.” The tax consequences of such a characterization are uncertain, but it could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.

Direct Rollovers

If your Contract is used in connection with a pension or profit-sharing plan qualified under Section 401(a) of the Code, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, any “eligible rollover distribution” from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a “series of substantially equal periodic payments” made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain eligible retirement plans (such as an IRA). Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

FEDERAL INCOME TAX WITHHOLDING

In General

Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Date) and conversions of, or rollovers from, non-Roth IRAs and Qualified Plans to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

APPENDIX E

EXAMPLE OF SECUREPAY FX RIDER

The purpose of the following example is to demonstrate the operation of the Secure Pay FX rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

•                  Joe, 55 years old on the Rider Issue Date

•                  Purchased the SecurePay FX Rider at time of Contract Purchase

•                  Elected Single Life Coverage

•                  Began making SecurePay Withdrawals 11 years after the Rider Issue Date

•                  Because Joe was 66 on the Contract Anniversary when he began taking withdrawals, he received the 5% Maximum Withdrawal Percentage

Contract Year	End of Year Attained Age	Roll Up Percentage		Maximum Allowed Withdrawal Percentage	Purchase Payments		Net Withdrawals		Maximum Available		Hypothetical Contract Value	Highest Quarterly Value		SecurePay Roll-Up Value		End of Year Benefit Base		Annual Withdrawal Amount	Annual Withdrawal Amount Balance		Excess Withdrawal
At issue	55				100,000		N/A				100,000	—		100,000	(A)	100,000	(A)	—	—
1	56	5%		N/A	50,000	(B)	—				153,975	153,975		155,000	(C)	155,000	(D)	—	—
2	57	5%		N/A	—		—				161,676	161,676		162,750	(E)	162,750	(F)	—	—
3	58	5%		N/A	25,000	(G)	—				209,964	184,964	(H)	170,888	(I)	184,964	(J)	—	—
4	59	5%		N/A	—		—				208,164	183,164		194,212		194,212	(K)	—	—
5	60	5%		N/A	—		—				246,037	221,037		203,923		221,037	(L)	—	—
6	61	5%		5%	15,000		—				249,536	209,536		232,089		232,089	(M)	—	—
7Q1	62	5%		5%	—		—				262,045			232,089		232,089
7Q2	62	5%		5%	—		—				271,328			232,089		232,089
7Q3	62	5%		5%	—		—				293,211			232,089		232,089
7Q4	62	5%		5%	—		—				289,157	253,211	(N)	243,693		253,211	(O)	—	—
8	63	5%		5%	—		10,000	(P)			288,172	248,172		256,955	(Q)	256,955	(R)	—	—
9	64	5%		5%	—		—				312,085	272,085		269,803		272,085		—	—
10	65	5%		5%	—		—				324,517	284,517		285,689		285,689	(S)	—	—
11	66	0	%(U)	5%	—		14,284		14,284	(T)	313,603	273,603		285,689		285,689		14,284	—
12	67	0%		5%	—		14,284		14,284	(T)	329,576	289,576		285,689		289,576		14,284	—
13	68	0%		5%	—		14,479		14,479	(T)	333,375	293,375		285,689		293,375		14,479	—
14	69	0%		5%	—		5,000		14,669	(V)	359,462	319,462		285,689		319,462	(V)	14,669	9,669	(V)
15	70	0%		5%	—		15,973		15,973	(W)	355,423	315,423		285,689		319,462		15,973	—
16	71	0%		5%	—		15,973		15,973	(W)	348,558	308,558		285,689		319,462		15,973	—
17	72	0%		5%	—		15,973		15,973	(W)	334,053	294,053		285,689		319,462		15,973	—
18	73	0%		5%	—		50,000	(X)	15,973	(X)	248,981	208,981		255,127		285,287	(Y)	15,973	—		34,027	(X)

(A)       The initial Benefit Base is equal to the initial Purchase Payment of $100,000

(B)        The $50,000 Purchase Payment is added to the current Benefit Base of $100,000. The new Benefit Base is $150,000. Keep in mind Purchase Payments made more than two years after the date the SecurePay Rider is issued (the Rider Effective Date) will not be included in the calculation of the Benefit Base.

(C)        The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($150,000) plus 5% of the Benefit Base on the previous contract anniversary (5% of $100,000).

(D)       The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the Highest Quarterly Value, and the SecurePay Roll-Up Value (max of $150,000, $153,975, and $155,000, respectively).

(E)        The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($155,000) plus 5% of the Benefit Base on the previous contract anniversary (5% of $155,000).

(F)         The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the Highest Quarterly Value, and the SecurePay Roll-Up Value (max of $155,000, $161,676, and $162,750, respectively).

(G)       The $25,000 Purchase Payment is not added to the current Benefit Base because it is made more than 2 years after the Rider Effective Date.

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